Exhibit 99.1

ATIF HOLDINGS LIMITED

25391 Commercentre Dr., Ste 200

Lake Forest, CA 92630 - 8880

Company Number: 1857285

To the Shareholders of ATIF Holdings Limited:

You are cordially invited to attend the Annual General Meeting of ATIF Holdings Limited (the “Company”) on Monday, July 25, 2022 (the “Annual General Meeting”), at the offices of the Company, located at 25391 Commercentre Dr., Ste 200, Lake Forest, CA 92630 - 8880, at 10:00 a.m., local time. A Notice of the Annual General Meeting, a Proxy card and a Proxy Statement containing information about the matters to be voted upon at the Annual General Meeting are enclosed.

All registered holders of our ordinary shares (“Ordinary Shares” or “Shares”) as of the close of business on Friday, June 10, 2022 (the “Record Date”), will be entitled to vote at the Annual General Meeting on the basis of one vote for each Ordinary Share held.

Our activities for the fiscal year ended July 31, 2021, are included in our annual report on Form
20-F, filed with the Securities and Exchange Commission (“SEC”) on December 9, 2021, (the “Annual Report”). Upon written request to the Secretary of the Company, the Company will provide, without charge, to each person solicited a copy of the Annual Report, including the financial statements and report of independent registered public accounting firm filed therewith. The Annual Report and other reports that we file with the SEC are also available to the public from the SEC's website at http://www.sec.gov.

Whether or not you plan to attend the Annual General Meeting, the Company requests that you please exercise your voting rights by completing and returning your Proxy card promptly in the enclosed self-addressed stamped envelope. If you are a registered holder of Ordinary Shares, by attending the Annual General Meeting and voting in person, your Proxy card will not be used.

We are providing the accompanying Proxy Statement and accompanying Proxy card to our shareholders in connection with the solicitation of proxies to be voted at the Annual General Meeting and at any adjournments of such meeting. Whether or not you plan to attend the Annual General Meeting, we urge you to read the Proxy Statement and sign, date and return the Proxy card.

On behalf of our Board of Directors, I thank you for your support.

Sincerely,

/s/ Jun Liu
Jun Liu
Chairman of the Board, President and Chief Executive Officer

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NOTICE OF THE ANNUAL GENERAL MEETING

OF

ATIF HOLDINGS LIMITED

Company Number: 1857285

25391 Commercentre Dr., Ste 200

Lake Forest, CA 92630 - 8880

To Be Held on July 25, 2022

Dear Shareholder:

NOTICE IS HEREBY GIVEN that the Annual General Meeting of ATIF Holdings Limited, a British Virgin Islands business company (“ATIF” or the “Company”), will be held on Monday, July 25, 2022, at 10:00 a.m., local time, at the offices of the Company, located at 25391 Commercentre Dr., Ste 200, Lake Forest, CA 92630 - 8880.

At the Annual General Meeting, our shareholders will be asked to consider and vote upon:

1.	To elect each of:

(a)    Jun Liu;

(b)    Yue Ming;

(c)    Kwong Sang Liu;

(d)    Yongyuan Chen; and

(e)    Lei Yang;

(together the “Director Nominees”) to serve on the Company’s Board of Directors (the “Board”) until the next shareholders meeting and until their successors are duly elected and qualified. These five proposals will be voted on individually and are collectively referred to as the “Directors Election Proposals”; and

2.	To ratify the appointment of ZH CPA, LLC as the independent registered public accounting firm for the fiscal year ending July 31, 2022, be approved and ratified. We refer to Proposal 2 as the “Ratification of Auditors Proposal.”

Only holders of record of our ordinary shares at the close of business on June 10, 2022 are entitled to notice of the Annual General Meeting and to vote at the meeting and any adjournments of the meeting. A complete list of our shareholders of record entitled to vote at the Annual General Meeting will be available for ten (10) days before the meeting at our principal executive offices for inspection by shareholders during ordinary business hours for any purpose germane to the meeting.

Each of these Proposals is more fully described in the accompanying Proxy Statement. We ask that you vote or date, sign and return the enclosed Proxy card in the self-addressed stamped envelope. If you are a registered holder of Ordinary Shares, you may revoke your Proxy card and vote in person if you later decide to attend in person.

Sincerely,

/s/ Jun Liu
Jun Liu
Chairman of the Board, President and Chief Executive Officer

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ATIF HOLDINGS LIMITED

25391 Commercentre Dr., Ste 200

Lake Forest, CA 92630 - 8880

Company Number: 1857285

PROXY STATEMENT

June 17, 2022

GENERAL INFORMATION

This Proxy Statement and the accompanying Proxy card are being mailed to shareholders of ATIF Holdings Limited (the “Company,” “ATIF,” “we,” “us,” or “our”) in connection with the solicitation of proxies by the Board of Directors (the “Board”) of the Company for the 2022 Annual General Meeting of the Company (the “Annual General Meeting”). The Company’s Annual Report for the fiscal year ended July 31, 2021, which is not part of this Proxy Statement, was filed separately with the Securities and Exchange Commission on December 9, 2021.

Voting By Registered Holders of Ordinary Shares

When your Proxy card is returned properly executed, the Ordinary Shares it represents will be voted in accordance with your specifications. You have three choices as to your vote on each of the items described in this Proxy Statement that are to be voted upon at the Annual General Meeting. You may vote “for” or “against” each item or “abstain” from voting by marking the appropriate box.

If you sign and return your Proxy card but do not specify any choices, you will thereby confer discretionary authority for your Ordinary Shares to be voted as recommended by the Board. The Proxy card also confers discretionary authority on the individuals named therein to vote on any variations to the proposed resolutions.

Whether or not you plan to attend the Annual General Meeting, you can be assured that your Ordinary Shares are voted by completing, signing, dating and returning the enclosed Proxy card to the attention of the Company’s chief financial officer at 25391 Commercentre Dr., Ste 200, Lake Forest, CA 92630 - 8880, not less than 48 hours before the time appointed for the Annual General Meeting by any of the means specified therein. You may revoke your Proxy card at any time before it is exercised by giving written notice thereof to the Secretary of the Company, by submitting a subsequently dated Proxy card, by attending the Annual General Meeting and withdrawing the Proxy card, or by voting in person at the Annual General Meeting.

Each holder of the Ordinary Shares in the capital of the Company in issue, and recorded in the Register of Members of the Company at the close of business on June 10, 2022, is entitled to one vote on a show of hands and, on a poll, to one vote for each Ordinary Share so held at the Annual General Meeting. All such Ordinary Shares entitled to vote at the Annual General Meeting are referred to herein as “Record Shares.” The presence in person or by proxy of the holders not less than one third of the issued Ordinary Shares as at the Record Date will constitute a quorum for the transaction of business at the Annual General Meeting. Resolutions put to the vote at the Annual General Meeting will be decided by a show of hands unless a poll is, before or on the declaration of the result of the show of hands, demanded by the Chairman of the Annual General Meeting or any holder of Record Shares present in person or by proxy. Every holder of a Record Share present in person or by proxy is entitled to one vote on a show of hands and, on a poll, to one vote for each Record Share held.

If two or more persons are jointly registered as holders of an Ordinary Share then in voting, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other holders of the Ordinary Share and, for this purpose seniority, shall be determined by the order in which the names stand on the register of the Members, with the name appearing first (or earliest) being the senior.

Broker Non-Votes and Abstentions

Under the rules of various national and regional securities exchanges, your broker, bank or other nominee cannot vote your shares with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or other nominee. The Director Appointment Proposal will be considered non-discretionary and therefore your broker, bank or other nominee cannot vote your shares without your instruction. If you do not provide instructions with your proxy, your bank, broker or other nominee may deliver a Proxy card expressly indicating that it is NOT voting your shares; this indication that a broker, bank or other nominee is not voting your shares is referred to as a “broker non-vote.” However, the Ratification of Auditors Proposal will be considered discretionary and therefore your broker, bank or other nominee may vote your shares without your instruction.

With respect to the meeting, abstentions and broker non-votes will be considered present for the purposes of establishing a quorum but will have no effect on any of the Proposals.

Certain Filings With SEC

Our activities for the fiscal year ended July 31, 2021, are included in our annual report on Form
20-F, filed with the Securities and Exchange Commission (“SEC”) on December 9, 2021 (the “Annual Report”). Upon written request to the Secretary of the Company, the Company will provide, without charge, to each person solicited a copy of the Annual Report, including the financial statements and report of independent registered public accounting firm filed therewith. The Annual Report and other reports that we file with the SEC are also available to the public from the SEC's website at http://www.sec.gov.

Upon request, we will, without charge, send you copies of our Annual Report that we have filed with the SEC. You may request copies of the Annual Report by addressing your request to Secretary, ATIF Holdings Limited, 25391 Commercentre Dr., Ste 200, Lake Forest, CA 92630 - 8880.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information with respect to the beneficial ownership of our Ordinary Shares as of June 10, 2022:

●	each person known to us to own beneficially more than 5% of our ordinary shares;

●	each of our current executive officers and directors; and

●	each of our directors and executive officers as a group.

As of June 10, 2022, we had a total of 9,557,321 ordinary shares outstanding.

	Ordinary Shares Beneficially Owned
	Number	Percent
Directors and Executive Officers(1):

Jun Liu(2)	5,280,960	55.0%
Yue Ming	0	*	%
Kwong Sang Liu	0	*	%
Yongyuan Chen	0	*	%
Lei Yang	0	*	%
All directors and executive officers as a group (five persons):	5,280,960	55.0%

5% Shareholders:
Tianzhen Investments Limited(2)	3,440,860	36.0%
Eno Group Limited	1,820,000	19.0%

*	Less than 1%
(1)	Unless otherwise indicated, the business address of each of the individuals is Room 2803, Dachong Business Centre, Dachong 1st Road, Nanshan District, Shenzhen, China.
(2)

Jun Liu, our President, Chief Executive Officer and Chairman, may be deemed to beneficially own 5,280,960 ordinary shares, which consists of (i) 3,460,860 ordinary shares, or approximately 36.0%, through his 100% ownership of Tianzhen Investments Limited, (ii) 1,820,000 ordinary shares, or approximately 19.0%, which are held indirectly through a voting rights proxy agreement with Eno Group Limited, which was assigned to Tianzhen Investments Limited, and (iii) 100 ordinary shares held by Mr. Jun Liu.

Controlled Company

Mr. Jun Liu beneficially owns approximately 55.0% of the aggregate voting power of our outstanding ordinary shares. As a result, the Company is deemed a “controlled company” for the purpose of the Nasdaq listing rules and is permitted to elect to rely on certain exemptions from the obligations to comply with certain corporate governance requirements, including:

●	the requirement that the Company’s director nominees be selected or recommended solely by independent directors; and

●	the requirement that we have a nominating and corporate governance committee and a compensation committee that are composed entirely of independent directors with a written charter addressing the purposes and responsibilities of the committees.

Although the Company does not intend to rely on the controlled company exemptions under the Nasdaq listing rules even though the Company is deemed a controlled company, the Company could elect to rely on these exemptions in the future, and if so, you would not have the same protection afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

BOARD OF DIRECTORS

The Board is responsible for establishing broad corporate policies and for overseeing the overall performance of the Company. The Board reviews significant developments affecting the Company and acts on other matters requiring its approval.

Number of Directors. Pursuant to the Company’s articles of association, the minimum number of directors shall consist of not less than one person unless otherwise determined by resolution of directors or resolution of shareholders and by filing an amended version of the articles of association at the BVI Registry of Corporate affairs approving such change. Unless removed or re-appointed, each director shall be appointed for a term fixed by the resolution of members or resolution of directors appointing the director (or until his earlier death, resignation or removal).

Terms of Directors. Each of the Company’s directors holds office until a successor has been duly elected and qualified unless the director was appointed by the board of directors, in which case such director holds office until the next following annual meeting of shareholders at which time such director is eligible for reelection.

Director Independence. Currently, each of Messrs. Kwong Sang Liu and Yongyuan Chen, and Ms. Lei Yang would be considered an “independent director” under the NASDAQ listing rules, which is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship, which, in the opinion of the company’s board of directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. Our independent directors will have regularly scheduled meetings at which only independent directors are present.

Committees of the Board of Directors. Our board of directors has three standing committees: an audit committee, a compensation committee, and a nominating and corporate governance committee. Subject to phase-in rules and certain limited exceptions, the rules of NASDAQ and Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the “Securities Exchange Act”) require that the audit committee of a listed company be comprised solely of independent directors, and the rules of NASDAQ require that the compensation committee and nominating committee of a listed company be comprised solely of independent directors.

Audit Committee. Our audit committee consists of Messrs. Kwong Sang Liu and Yongyuan Chen, and Ms. Lei Yang. Mr. Kwong Sang Liu is the chairman of our audit committee. We have determined that Messrs. Kwong Sang Liu and Yongyuan Chen, and Ms. Lei Yang satisfy the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules and Rule 10A-3 under the Securities Exchange Act. Our board also has determined that Mr. Kwong Sang Liu qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq Listing Rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of Messrs. Kwong Sang Liu and Yongyuan Chen, and Ms. Lei Yang. Ms. Lei Yang is the chairman of our compensation committee. We have determined that Messrs. Kwong Sang Liu and Yongyuan Chen, and Ms. Lei Yang satisfy the “independence” requirements of Section 5605(a)(2) of the NASDAQ Listing Rules and Rule 10A-3 under the Securities Exchange Act. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

●	reviewing and approving to the board with respect to the total compensation package for our most senior executive officers;

●	approving and overseeing the total compensation package for our executives other than the most senior executive officers;

●	reviewing and recommending to the board with respect to the compensation of our directors;

●	reviewing periodically and approving any long-term incentive compensation or equity plans;

●	selecting compensation consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person’s independence from management; and

●	programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee currently consists of Messrs. Kwong Sang Liu and Yongyuan Chen, and Ms. Lei Yang. Mr. Yongyuan Chen is the chairman of our nominating and corporate governance committee. Messrs. Kwong Sang Liu and Yongyuan Chen, and Ms. Lei Yang satisfy the “independence” requirements of Section 5605(a)(2) of the NASDAQ Listing Rules and Rule 10A-3 under the Securities Exchange Act. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	identifying and recommending nominees for election or re-election to our board of directors or for appointment to fill any vacancy;

●	reviewing annually with our board of directors its current composition in light of the characteristics of independence, age, skills, experience and availability of service to us;

●	identifying and recommending to our board the directors to serve as members of committees;

●	advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any corrective action to be taken; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

PROPOSAL NO. 1. ELECTION OF DIRECTORS

The nominees listed below have been nominated by the Nominating and Corporate Governance Committee (the “Nominating Committee”) and approved by our Board to stand for election as directors of the Company. Unless such authority is withheld, proxies will be voted for the election of the persons named below, each of whom has been designated as a nominee. If, for any reason, any nominee/director becomes unavailable for election, the proxies will be voted for such substitute nominee(s) as the Board may propose.

The Director Nominees recommended by the Board are as follows:

Mr. Jun Liu, age 44, has been our director since June 2019, our President and Chairman since July 2020 and our Chief Executive Officer since August 2021. Mr. Liu has served as the President and Director of Asian Equity Exchange Group Co., Ltd., a subsidiary of a U.S. public company Asia Equity Exchange Group, Inc. (“AEEX”), since November 2015. Mr. Liu served as the Chairman of the Board of Directors, President, and CEO of AEEX from July 2015 to September 2017, and the Chief Financial Officer of AEEX from December 2015 to July 2016. Previously, Mr. Liu founded Shenzhen Hubao Brother TV Co., Ltd. in November 2011 and was responsible for the company’s operations until June 2015. From May 2008 to December 2009, he served as the Chairman and President of Morgan Networks, an online shopping center in China. In December 2001, he founded an e-commerce company called the B2B.cn Group and served as Chairman and President and was responsible for company management and development planning until December 2007. During his six years in office, the B2B.cn Group developed into one of China’s ten largest e-commerce companies with 12 branches and 2,000 employees. From December 2000 to December 2001, he served as the head of marketing for the South China Branch of Alibaba. From February 2000 to December 2000, he served as the Vice President and President, successively, of the ZhongHua United Network. Mr. Liu received his Ph.D. in International Finance from Camden University U.S.A. in 2015 and his Senior College degree in Applied Physics from the Harbin Institute of Technology in 1998.

Ms. Yue Ming, age 34, has been our Chief Financial Officer (“CFO”) and director since August 2021. Ms. Ming has more than 10 years of corporate finance and accounting experience. She has served as our accountant since August 1, 2018. Prior to joining the Company, she was employed by Asia Equity Exchange Group, Inc. and acted as financial manager from December 1, 2014 to July 31, 2018. From April 12, 2010 to November 30, 2014, she was employed by an international trading company, Shenzhen Yamuna Science and Technology Co., Ltd., as its financial manager. Ms. Ming started her accounting career at Shenzhen Huitian Accounting Firm on July 1, 2009 after she graduated from Central China Normal University where she majored in international trade.

Mr. Kwong Sang Liu, age 49, has served as our independent director since April 2019. Since May 1997, Mr. Liu has managed K.S. Liu & Company, CPA Limited, a company he founded. Mr. Liu is a practicing accountant in Hong Kong for over 20 years specializing in audit, taxation, and corporate financial advisory. He is currently a non-executive director in a number of Hong Kong Stock Exchange listed companies. Mr. Liu graduated with honors from the Hong Kong Polytechnic University with a bachelor’s degree in Accountancy in 1997 and obtained a Master of Business Administration degree from the University of Lincoln, England in 2002. He is a certified tax advisor and fellow member of the Institute of Chartered Accountants in England and Wales, the Association of Chartered Certified Accountants, the Institute of Financial Accountants of the United Kingdom, the Institute of Certified Public Accountants of Australia, the Institute of Certified Public Accountants of Hong Kong, the Taxation Institute of Hong Kong, and the Society of Registered Financial Planners.

Mr. Yongyuan Chen, age 58, has served as our independent director since April 2019. Mr. Chen is a practicing lawyer in China and Australia for over 20 years. He is currently the director of China Commercial Law Co. Australia Pty Limited specializing in foreign investment, merger, and acquisition and intellectual property laws. He received a bachelor’s degree in international law from Jilin University of China in 1986, a Master’s degree in international economic law from Renmin University of China in 1988, and a Doctor’s degree in law from the University of Sydney in 2002. Mr. Chen is a member of the Pacific Rim Bar Association and All-China Law Society, a legal assistant to the Standing Committee of the Shenzhen Municipal People’s Congress, and a member of the WTO Committee of the Shenzhen Bar Association. He formerly served as legal counsel of the Ministry of Foreign Economic Relations and Trade, China National Technology Import and Export Corporation, and chief of the Policy and Regulation Division of Shenzhen Science and Technology Bureau. From April 2011, Mr. Chen has worked as senior partner at Guangdong Huashang Law Firm, Sydney Branch. From October 2007 to April 2008, Mr. Chen worked as senior partner at the Beijing office of the UK Law Firm Lovells.

Ms. Lei Yang, age 41, has served as our independent director since August 2021. Ms. Yang has 17 years working experience in several Fortune 500 companies, engaged in business analysis, internal audit, financial management, etc. She received her first master’s degree in Information Management from Nanjing University in 2004, and her second master’s degree in Accounting from Bentley University in 2010. Ms. Yang is an American Institute of Certified Public Accountants and an economist.

Vote Required for Approval

These proposals each require the approval of an ordinary resolution under British Virgin Islands law which requires the affirmative vote of the holders of a majority of our ordinary shares that are represented in person or by proxy and entitled to vote thereon and actually cast at the meeting. Accordingly, abstentions and broker non-votes will have no effect on this proposal.

Full Text of the Resolutions

“RESOLVED, that the election of Mr. Jun Liu as a director of the Company, to serve until our next general meeting of shareholders and until his successor is duly elected, be, and hereby is, approved in all respects.”

“RESOLVED, that the election of Ms. Yue Ming as a director of the Company, to serve until our next annual general meeting of shareholders and until her successor is duly elected, be, and hereby is, approved in all respects.”

“RESOLVED, that the election of Mr. Kwong Sang Liu as a director of the Company, to serve until our next annual general meeting of shareholders and until his successor is duly elected, be, and hereby is, approved in all respects.”

“RESOLVED, that the election of Mr. Yongyuan Chen as a director of the Company, to serve until our next annual general meeting of shareholders and until his successor is duly elected, be, and hereby is, approved in all respects.”

“RESOLVED, that the election of Ms. Lei Yang as a director of the Company, to serve until our next annual general meeting of shareholders and until her successor is duly elected, be, and hereby is, approved in all respects.”

Vote Required

Each Director Election Proposal will be approved if a majority of in excess of 50 percent of the votes of the ordinary shares entitled to vote thereon which were present in person or by proxy at the Meeting vote “FOR” the proposal.

Recommendation of the Board

The Board unanimously recommends that you vote all of your shares “FOR” the election to the Board of all of the nominees described in the Director Election Proposals

PROPOSAL NO. 2: RATIFICATION OF THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board has appointed ZH CPA, LLC as the independent registered public accounting firm of the Company for the fiscal year ending July 31, 2022. Although the audit committee is directly responsible for selecting and retaining our independent auditor and even though ratification is not required by our articles of association, the board of directors is submitting the selection of ZH CPA, LLC to our shareholders for ratification as a matter of good corporate practice and we are asking our shareholders to approve the appointment of ZH CPA, LLC. In the event our stockholders fail to ratify the appointment, the audit committee may reconsider this appointment.

Vote Required for Approval

This proposal requires the approval of an ordinary resolution under British Virgin Islands law which requires the affirmative vote of the holders of a majority of our ordinary shares that are represented in person or by proxy and entitled to vote thereon and actually cast at the meeting. Accordingly, abstentions and broker non-votes will have no effect on this proposal.

Full Text of the Resolution

RESOLVED that, as an ordinary resolution, the appointment of ZH CPA, LLC as the independent registered public accounting firm for the fiscal year ending July 31, 2022, be ratified.

THE BOARD RECOMMENDS THAT YOU VOTE FOR THE RATIFICATION OF THE APPOINTMENT OF ZH CPA, LLC AS INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM OF THE COMPANY FOR THE FISCAL YEAR ENDING JULY 31, 2022. UNLESS DIRECTED TO THE CONTRARY, THE ORDINARY SHARES REPRESENTED BY VALID PROXIES WILL BE VOTED FOR THE RATIFICATION OF THE APPOINTMENT OF ZH CPA, LLC AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM OF THE COMPANY FOR THE FISCAL YEAR ENDING JULY 31, 2022.

GENERAL

At the date of this Proxy Statement, the Board of Directors has no knowledge of any business which has been presented for consideration at the Annual General Meeting other than that described above.

Present officers, directors and other employees of the Company may solicit proxies by telephone, telecopy, telegram or mail, or by meetings with shareholders or their representatives. The Company will reimburse brokers, banks or other custodians, nominees and fiduciaries for their charges and expenses in forwarding proxy materials to beneficial owners. All expenses of solicitation of proxies will be borne by the Company.

By Order of the Board of Directors,

/s/ Jun Liu
Jun Liu
Chairman of the Board, President and Chief Executive Officer

Dated: June 17, 2022